Exhibit 4.6

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE dated as of September 30, 2022 is by and among U.S. Bank Trust Company, National Association, a national banking association, as Trustee (herein, together with its successors in interest, the “Trustee”), CBTX, Inc., a Texas corporation (the “Successor Company”), and Allegiance Bancshares, Inc., a Texas corporation (the “Company”), under the Indenture referred to below.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the Trustee, the Company and the Successor Company hereby agree as follows:

PRELIMINARY STATEMENTS

The Trustee and the Company are parties to that certain Subordinated Debt Indenture, dated as of September 20, 2019 (the “Base Indenture”), as supplemented by that certain First Supplemental Indenture, dated as of September 27, 2019 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), pursuant to which the Company issued U.S. $60,000,000 of its 4.70% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Notes”).

As permitted by the terms of the Indenture, the Company, simultaneously with the effectiveness of this Second Supplemental Indenture, shall merge (referred to herein for purposes of the Indenture as the “Merger”) with and into the Successor Company with the Successor Company as the surviving corporation thereafter to be renamed “Stellar Bancorp, Inc.” The parties hereto are entering into this Second Supplemental Indenture pursuant to, and in accordance with, Articles 8 and 9 of the Base Indenture.

SECTION 1.    Definitions. All capitalized terms used herein that are defined in the Indenture, either directly or by reference therein, shall have the respective meanings assigned them in the Indenture except as otherwise provided herein or unless the context otherwise requires.

SECTION 2.    Interpretation. This Second Supplemental Indenture, unless a clear contrary intention appears, shall have the same rules of construction and interpretation as the Indenture. No provision in this Second Supplemental Indenture shall be interpreted or construed against any Person because that Person or its legal representative drafted such provision.

SECTION 3.    Assumption of Obligations.

(a)	Pursuant to, and in compliance and accordance with, Article 8 of the Base Indenture, the Successor Company hereby expressly assumes the due and punctual payment of the principal of, any premium and interest on, all of the Outstanding Securities, including the Notes, and the due and punctual performance and observance of every obligation in the Indenture and the Outstanding Securities on the part of to be performed or observed.

(b)	Pursuant to, and in compliance and accordance with, Section 802 of the Base Indenture and Section 4.8 of the First Supplemental Indenture, the Successor Company succeeds to and is substituted for the Company, with the same effect as if the Successor Company had originally been named in the Indenture as the Company.

SECTION 4.    Representations and Warranties. The Successor Company represents and warrants that (a) it has all necessary power and authority to execute and deliver this Second Supplemental Indenture and to perform the Indenture as supplemented hereby, (b) it is the successor of the Company pursuant to the Merger effected in accordance with applicable law, (c) it is a corporation organized and existing under the laws of the State of Texas, (d) both immediately before and after giving effect to the Merger and this Second Supplemental Indenture, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing and (e) this Second Supplemental Indenture is executed and delivered pursuant to Section 901(1) of the Base Indenture and Article 9 of the Base Indenture and does not require the consent of the Holders.

SECTION 5.    Conditions of Effectiveness. This Second Supplemental Indenture shall become effective simultaneously with the effectiveness of the Merger, provided, however, that:

(a)	the Trustee shall have executed a counterpart of this Second Supplemental Indenture and shall have received one or more counterparts of this Second Supplemental Indenture executed by the Successor Company and the Company;

(b)	the Trustee shall have received an Officers’ Certificate stating that (i) the Merger and this Second Supplemental Indenture comply with Article 8 of the Base Indenture, (ii) all conditions precedent provided for in the Indenture relating to the Merger and the execution and delivery of this Second Supplemental Indenture have been complied with, and (iii) the execution of this Second Supplemental Indenture by the Trustee is authorized and permitted by the Indenture; and

(c)	the Trustee shall have received an Opinion of Counsel stating that (i) the Merger and this Second Supplemental Indenture comply with Article 8 of the Base Indenture, (ii) all conditions precedent provided for in the Indenture relating to the Merger and this Second Supplemental Indenture have been complied with, (iii) the execution of this Second Supplemental Indenture by the Trustee is authorized and permitted by the Indenture, and (iv) this Second Supplemental Indenture has been duly authorized, executed and delivered by, and each of this Second Supplemental Indenture and the Indenture as supplemented hereby is a valid, binding and enforceable obligation of, the Successor Company, subject to customary exceptions.

SECTION 6.    Reference to the Indenture.

(a)	Upon the effectiveness of this Second Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Indenture, as affected, amended and supplemented hereby.

(b)	Upon the effectiveness of this Second Supplemental Indenture, each reference in the Notes to the Indenture including each term defined by reference to the Indenture shall mean and be a reference to the Indenture or such term, as the case may be, as affected, amended and supplemented hereby.

(c)	The Indenture, as amended and supplemented hereby shall remain in full force and effect and is hereby ratified and confirmed.

SECTION 7.    Execution in Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

SECTION 8.    Governing Law; Binding Effect. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York and shall be binding upon the parties hereto and their respective successors and assigns.

SECTION 9.    The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or the due execution thereof by the Company or the Successor Company. The recitals of fact contained herein shall be taken as the statements solely of the Company or the Successor Company, and the Trustee assumes no responsibility for the correctness thereof.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first written above.

CBTX, INC.

By:	/s/ Robert R. Franklin, Jr.
Name: Robert R. Franklin, Jr.
Title: Chairman, President and Chief Executive Officer

ALLEGIANCE BANCSHARES, INC.

By:	/s/ Steven F. Retzloff
Name: Steven F. Retzloff
Title: Chief Executive Officer

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, not in its individual capacity but solely as Trustee

By:	/s/ Brian T. Jensen
Name: Brian T. Jensen
Title: Vice President

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